SNIPP INTERACTIVE INC. CLEARS SEC REVIEW OF FORM 20-F REGISTRATION STATEMENT

February 26, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”, or the "Company") an international provider of mobile marketing solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announces that the United States Securities and Exchange Commission (the “SEC”) has completed its review of the Company’s Form 20-F Registration Statement. Snipp is now registered as a reporting issuer under the United States Securities and Exchange Act of 1934 and must file certain reports on EDGAR, in compliance with rules established by the SEC for foreign reporting issuers.

Snipp's registration with the SEC gives its board of directors the flexibility to apply to be listed on a national securities exchange in the United States, subject to its meeting the qualification criteria of any particular exchange. The Company’s Registration Statement and amendments are available on EDGAR at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com. Snipp would like to thank A.B. Korelin & Associates for their assistance in the preparation, submission and completion of the Form 20-F Registration Statement.

Snipp will provide a further update if its board of directors decides to proceed with a US listing.

About Snipp Interactive Inc.

Snipp Interactive Inc. (www.snipp.com) builds cross-device shopper marketing solutions for brands to engage and interact with their customers. We provide a full spectrum of services including campaign conceptualization, rules and legal, design, execution, rewards provisioning and fulfillment. We have four main solution sets:

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Mobile Promotions and Contests: A turnkey contesting platform that provides a full range of mobile-based contests, from simple sweepstakes to instant win programs to tiered, multi-level games.

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Purchase Promotions / Receipt Processing: Snipp’s unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions. We support any qualification criteria, work across all retailers and all devices.

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Loyalty Programs: Snipp’s white-label loyalty engine allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached.

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Augmented Reality and Apps: Snipp produces cutting edge augmented reality campaigns and apps for leading brands around the world.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected.

We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries

Atul Sabharwal, CEO

Telephone: 415-595-7151

Email: atul@snipp.com

Investor Relations

Jaisun Garcha, CFO

Telephone: 1-888-99-SNIPP

Email: investors@snipp.com